UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Spark Networks, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

84651P100

(CUSIP Number)

Great Hill Partners

Attn: Laurie T. Gerber

One Liberty Square, Boston, MA 02109

(617) 790-9430

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of reporting persons. Great Hill Investors, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 81,221
	9.	Sole dispositive power 0
	10.	Shared dispositive power 81,221
11.	Aggregate amount beneficially owned by each reporting person 81,221
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 0.4%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of reporting persons. Great Hill Equity Partners II Limited Partnership
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,745,193
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,745,193
11.	Aggregate amount beneficially owned by each reporting person 5,745,193
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 27.4%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of reporting persons. Great Hill Affiliate Partners II, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 218,881
	9.	Sole dispositive power 0
	10.	Shared dispositive power 218,881
11.	Aggregate amount beneficially owned by each reporting person 218,881
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 1.0%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of reporting persons. Great Hill Partners GP II, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,964,074
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,964,074
11.	Aggregate amount beneficially owned by each reporting person 5,964,074
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 28.4%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of reporting persons. Great Hill Equity Partners III, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,089,705
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,089,705
11.	Aggregate amount beneficially owned by each reporting person 3,089,705
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 14.7%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of reporting persons. Great Hill Partners GP III, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,089,705
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,089,705
11.	Aggregate amount beneficially owned by each reporting person 3,089,705
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 14.7%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of reporting persons. GHP III, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,089,705
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,089,705
11.	Aggregate amount beneficially owned by each reporting person 3,089,705
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 14.7%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of reporting persons. Matthew T. Vettel
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,170,926
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,170,926
11.	Aggregate amount beneficially owned by each reporting person 3,170,926
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 15.1%
14.	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of reporting persons. Stephen F. Gormley
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,045,295
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,045,295
11.	Aggregate amount beneficially owned by each reporting person 6,045,295
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 28.8%
14.	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of reporting persons. Christopher S. Gaffney
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 9,135,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,135,000
11.	Aggregate amount beneficially owned by each reporting person 9,135,000
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 43.5%
14.	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of reporting persons. John G. Hayes
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 9,135,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,135,000
11.	Aggregate amount beneficially owned by each reporting person 9,135,000
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 43.5%
14.	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of reporting persons. Michael A. Kumin
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,089,705
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,089,705
11.	Aggregate amount beneficially owned by each reporting person 3,089,705
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 14.7%
14.	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of reporting persons. Mark D. Taber
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,089,705
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,089,705
11.	Aggregate amount beneficially owned by each reporting person 3,089,705
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 14.7%
14.	Type of reporting person (see instructions) IN

Introductory Note

The purpose of this Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) is to add Michael A. Kumin and Mark D. Taber as Reporting Persons, in connection with their positions as members of the executive and investment committees of GHP III, LLC. Other than the Option Shares (as defined below), the Reporting Persons have not acquired or disposed of any shares of the Issuer’s Common Stock since the transactions previously reported on Amendment No. 1 to Schedule 13D filed by the Reporting Persons on June 19, 2006.

This Amendment No. 8 amends the Schedule 13D filed on December 12, 2005, as amended by Amendment No. 1 filed on June 19, 2006, Amendment No. 2 filed on February 11, 2008, Amendment No. 3 filed on June 12, 2008, Amendment No. 4 filed on August 27, 2008, Amendment No. 5 filed on December 2, 2008, Amendment No. 6 filed on April 7, 2009 and Amendment No. 7, filed on March 2, 2010 (as amended, the “Schedule 13D,” and together with this Amendment No. 8, the “Statement”).

On June 9, 2007, Spark Networks plc, a public limited company registered in England and Wales and the Issuer’s predecessor-in-interest, was reorganized as the Issuer, and in connection with such reorganization, holders of shares in the Issuer’s predecessor-in-interest received in respect of such shares an equal amount of the Issuer’s Common Stock. Accordingly, references to “Ordinary Shares” in the Schedule 13D shall be deemed to refer to “Common Shares” to the extent appropriate. Except as set forth below or as described in the preceding sentence, there are no changes to the information set forth in the Schedule 13D.

Item 1.	Security and Issuer

Item 1 is amended and restated in its entirety as follows:

This Statement relates to the common stock, $0.001 par value per share (the “Common Stock”), of Spark Networks, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 8383 Wilshire Boulevard, Suite 800, Beverly Hills, California 90211.

Item 2.	Identity and Background

The first paragraph of Item 2 is amended and restated in its entirety as follows:

This Statement is being filed on behalf of: (i) Great Hill Investors, LLC, a Massachusetts limited liability company (“GHI”); (ii) Great Hill Equity Partners II Limited Partnership, a Delaware limited partnership (“GHEP II”); (iii) Great Hill Affiliate Partners II, L.P., a Delaware limited partnership (“GHAP II” ); (iv) Great Hill Equity Partners III, L.P., a Delaware limited partnership (“GHEP III,” and together GHI, GHEP II and GHAP II, the “Funds”); (v) Great Hill Partners GP II, LLC, a Massachusetts limited liability company (“GPII,”); (vi) Great Hill Partners GP III, L.P., a Delaware limited partnership (“GHEPIIIGP”); (vii) GHP III, LLC, a Delaware limited liability company (“GPIII,” and together with GPII, GHEPIIIGP, and the Funds, the “Great Hill Entities”); (viii) Stephen F. Gormley (“Gormley”); (ix) Christopher S. Gaffney (“Gaffney”); (x) Matthew T. Vettel (“Vettel”); (xi) John G. Hayes (“Hayes”); (xii) Michael A. Kumin (“Kumin”); and (xiii) Mark D. Taber (“Taber,” together with Gormley, Gaffney, Vettel, Hayes and Kumin, the “Controlling Persons,” and together with the Great Hill Entities, the “Reporting Persons”). Each Controlling Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

A third paragraph is added to Item 3 as follows:

As of March 26, 2013, individual representatives of GHEP II, GHAP II and/or GHEP III have received options to purchase an aggregate 50,000 shares of Common Stock of the Issuer (exercisable within sixty days) (the “Option Shares”), in connection with their service as directors of the Issuer. Pursuant to the terms of the limited partnership agreements of GHEP II, GHAP II, and GHEP III, such Option Shares are treated for all purposes as owned by GHEP II, GHAP II, and GHEP III.

Item 5.	Interest in Securities of the Issuer

The first and second paragraph of Item 5 are amended and restated in their entirety as follows:

(a) Based upon the number of shares of Common Stock outstanding as of March 8, 2013 (as reported in the Issuer’s annual report for the year ended December 31, 2012 filed with the Securities Exchange Commission on March 8, 2013) and giving effect to the exercise of the Option Shares: (i) GHI directly beneficially owns an aggregate of 81,221 shares of Common Stock, representing approximately 0.4% of the shares of Common Stock; (ii) GHEP II directly beneficially owns an aggregate of 5,745,193 shares of Common Stock (including options to purchase 31,728 shares of Common Stock), representing approximately 27.4% of the shares of Common Stock; (iii) GHAP II directly beneficially owns an aggregate of 218,881 shares of Common Stock (including options to purchase 1,208 shares of Common Stock), representing approximately 1.0% of the shares of Common Stock; (iv) GHEP III directly beneficially owns an aggregate of 3,089,705 shares of Common Stock (including options to purchase 17,064 shares of Common Stock), representing approximately 14.7% of the shares of Common Stock (v) GPII may be deemed to indirectly beneficially own the Common Stock beneficially owned by GHEP II and GHAP II, representing approximately 28.4% of the shares of Common Stock; (vi) GHEPIIIGP may be deemed to indirectly beneficially own the Common Stock beneficially owned by GHEP III, representing approximately 14.7% of the shares of Common Stock; (vii) GPIII may be deemed to indirectly beneficially own the Common Stock beneficially owned by GHEP III and that may be deemed indirectly beneficially owned by GHEPIIIGP, representing approximately 14.7% of the shares of Common Stock; (viii) each of Hayes and Gaffney may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by GHI, GPII and GPIII, representing approximately 43.5% of the Common Stock; (ix) Vettel may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by GHI and GPIII, representing approximately 15.1% of the Common Stock; (x) Gormley may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by GHI and GPII, representing approximately 28.8% of the Common Stock; and (xi) each of Kumin and Taber may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by GPIII, representing approximately 14.7% of the Common Stock. Except to the extent of their pecuniary interest therein, each Controlling Person, GPII, GPIII, and GHEPIIIGP disclaims beneficial ownership of the Common Stock, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of the Common Stock.

(b) Number of shares as to which such Reporting Person has:

(i)	Sole power to vote or direct the vote: See Line 7 of cover sheets.

(ii)	Shared power to vote or to direct the vote: See Line 8 of cover sheets.

(iii)	Sole power to dispose or to direct the disposition of: See Line 9 of cover sheets

(iv)	Shared power to dispose or to direct the disposition of: See Line 10 of cover sheets

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of March 26, 2013, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: March 26, 2013

GREAT HILL INVESTORS, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL EQUITY PARTNERS II LIMITED PARTNERSHIP

By:	GREAT HILL PARTNERS GP II, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL AFFILIATE PARTNERS II, L.P.

By:	GREAT HILL PARTNERS GP II, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL EQUITY PARTNERS III, L.P.

By:	GREAT HILL PARTNERS GP III, L.P., its General Partner

By:	GHP III, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL PARTNERS GP II, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL PARTNERS GP III, L.P.

By:	GHP III, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GHP III, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*

/s/ Stephen F. Gormley
Name:	Stephen F. Gormley*

/s/ John G. Hayes
Name:	John G. Hayes*

/s/ Matthew T. Vettel
Name:	Matthew T. Vettel*

/s/ Michael A. Kumin
Name:	Michael A. Kumin*

/s/ Mark D. Taber
Name:	Mark D. Taber*

*By:	/s/ Laurie T. Gerber
Name:	Laurie T. Gerber
Title:	Attorney in fact

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, as of March 26, 2013, the undersigned each hereby agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D, including amendments thereto (as amended, the “Schedule 13D”) with respect to common stock, par value $0.001 per share, of Spark Networks, Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to the Schedule 13D provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[signature pages follow]

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the date first written above.

GREAT HILL INVESTORS, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL EQUITY PARTNERS II LIMITED PARTNERSHIP

By:	GREAT HILL PARTNERS GP II, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL AFFILIATE PARTNERS II, L.P.

By:	GREAT HILL PARTNERS GP II, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL EQUITY PARTNERS III, L.P.

By:	GREAT HILL PARTNERS GP III, L.P., its General Partner

By:	GHP III, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL PARTNERS GP II, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL PARTNERS GP III, L.P.

By:	GHP III, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GHP III, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*

/s/ Stephen F. Gormley
Name:	Stephen F. Gormley*

/s/ John G. Hayes
Name:	John G. Hayes*

/s/ Matthew T. Vettel
Name:	Matthew T. Vettel*

/s/ Michael A. Kumin
Name:	Michael A. Kumin*

/s/ Mark D. Taber
Name:	Mark D. Taber*

*By:	/s/ Laurie T. Gerber
Name:	Laurie T. Gerber
Title:	Attorney in fact